


SEC MAIL PROCESSING
RECEIVED
DEC 3 1 2007
WASH, D.C.
185
SECTION

07008855

NITED STATES
.ID EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEMPERT BROTHERS INTERNATIONAL USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 SOUTH END AVENUE, SUITE 28-L
(No. and Street)

NEW YORK	NY	10280
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARIEL GOODMAN (212) 715-9887
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & SUSSMAN, PLLC
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JAN 17 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ARIEL GOODMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEMPERT BROTHERS INTERNATIONAL USA, INC., as of SEPTEMBER 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF COMPLIANCE OFFICER

Title

Notary Public


MARILENA NANAU
Notary Public - State of New York
NO. 01NA6159613
Qualified in Queens County
My Commission Expires 01/22/2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEMPERT BROTHERS INTERNATIONAL USA, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

BRACE & SUSSMAN, PLLC

Certified Public Accountants

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910

FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
Lempert Brothers International USA, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Lempert Brothers International USA, Inc. (the Company) as of September 30, 2007 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lempert Brothers International USA, Inc. as of September 30, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
December 21, 2007

LEMPERT BROTHERS INTERNATIONAL USA, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2007

ASSETS

Cash	$ 142,159
Loan to affiliate	26,575
Deferred tax assets, net of valuation allowance of $274,030	-
Equipment, at cost, less accumulated depreciation of $25,078	17,898
Total Assets	$ 186,632

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Accounts payable, accrued expenses, and other liabilities	$ -
Income taxes payable	591
Total liabilities	591
SHAREHOLDERS' EQUITY:	
Common stock, no par value, 200 shares authorized, issued and outstanding	1,687,664
Retained earnings (deficit)	(1,501,623)
Total shareholders' equity	186,041
Total liabilites and shareholders' equity	$ 186,632

The accompanying notes are an integral part of these financial statements.

LEMPERT BROTHERS INTERNATIONAL USA, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2007

Revenues:	
Commissions	$ 47,287
Other income	35,341
Interest and dividends	1,308
Total revenue	83,936
Expenses:	
Employee compensation and benefits	51,795
Communications, occupancy, and equipment rental	4,111
Other operating expenses	133,002
Total expenses	188,908
Net income (loss) before taxes and extraordinary item	(104,972)
Provision for income taxes	591
Net income (loss) before extraordinary item	(105,563)
Gain on arbitration award, less income tax of $0	110,000
Net income	$ 4,437

The accompanying notes are an integral part of these financial statements.

LEMPERT BROTHER INTERNATIONAL USA, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2007

	Common Stock	Retained Earnings (deficit)	Total
Balance at October 1, 2006	$ 1,588,064	$ (1,506,060)	$ 82,004
Additional paid in capital	99,600		99,600
Net income (loss)		4,437	4,437
Balance at September 30, 2007	$ 1,687,664	$ (1,501,623)	$ 186,041

The accompanying notes are an integral part of these financial statements.

LEMPERT BROTHERS INTERNATIONAL USA, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

Cash flows from operating activities:	
Net income (loss)	$ 4,437
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,149
Decrease in deposit with clearing organizations	100,830
Decrease in advances to employees	5,000
Decrease in prepaid assets	4,772
Increase in income taxes payable	591
Decrease in accounts payable, accrued expenses, and other liabilities	(46,371)
Decrease in payable to clearing firm	(40,708)
Total adjustments	31,263
Net cash provided by operating activities	35,700
Cash flows from investing activities:	
None	-
Cash flows from financing activities	
Additional capital contributions	99,600
Net increase in cash	135,300
Cash at beginning of the year	6,859
Cash at end of the year	$ 142,159
Supplemental cash flow disclosures:	
Interest payments	$ -
Income tax payments	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Money market accounts are not considered to be cash equivalents

LEMPERT BROTHERS INTERNATIONAL USA, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was incorporated on December 18, 2002. It serves as a broker/dealer in securities specializing in private placements, but also offers over-the-counter retail brokerage services, put and call or option transactions as well as arranging transactions in listed securities for exchange members.

Fixed Assets
Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended September 30, 2007, depreciation expense was $7,149.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences
Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 2 – NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under SEC Rule 15c3-1, was $141,568 at September 30, 2007, which exceeded required net capital of $5,000 by $136,568. The ratio of aggregate indebtedness to net capital at September 30, 2007 was 0.42%.

LEMPERT BROTHERS INTERNATIONAL USA, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2007

NOTE 3 – TAXES ON INCOME

Taxes on income consist of the following:

	Federal	State	City	Total
Current	$ 0	$ 291	$ 300	$ 591
Deferred	0	0	0	0
	$ 0	$ 291	$ 300	$ 591

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences and operating loss carryforwards while deferred tax liabilities are recorded to reflect taxable temporary differences.

As of September 30, 2007 the company had a total of $1,565,970 in operating loss carry-forwards resulting in deferred tax assets for federal and state tax purposes. A valuation allowance for the total amount of the deferred tax assets was assessed due to the uncertainty of utilizing those assets. The deferred tax assets and related valuation allowances increased by $14,893 during the year due to the current year loss. These operating loss carry-forwards are due to expire as follows:

2008	$623,047
2009	437,966
2010	420,217
2011	84,741

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

LEMPERT BROTHERS INTERNATIONAL USA, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2007

NOTE 5 – RELATED PARTY TRANSACTIONS

The majority stockholder of Lempert Brothers International USA, Inc. is also the majority stockholder of two affiliated companies, Lempert, Inc. and Lempert Brothers International Investments AG.

Lempert Brothers International Investments AG leased the office space that Lempert Brothers International USA, Inc. used under an agreement without reimbursement by the broker dealer in a prior year. The total amount of rent paid on behalf of this related party during a prior year was $19,277. The amount due from this related party at September 30, 2007 was $19,277. In a previous year the Company co-leased office space with Lempert, Inc. and incurred $6,800 of rental expense on that related party's behalf. The total amount due from Lempert, Inc. at September 30, 2007 is $6,800. These amounts have been combined as loan to affiliate on the statement of financial condition.

NOTE 6 – GOING CONCERN

As shown in the accompanying financial statements, the Company has incurred recurring losses from operations. This raises doubt about the Company's ability to continue as a going concern. Due to the award from an arbitration case the Company currently has sufficient funds to continue operations for the next year and also has plans to start a different revenue source, including private placements. Management believes these factors will contribute toward achieving profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 7 – EXTRAORDINARY ITEM

The Company won an arbitration case before the FINRA Dispute Resolution, Inc. The defendants in the case have been ordered to pay the Company $481,499.84 a portion of which is included as extraordinary gain on the statement of income. The portion still due from the defendants will be paid according to a payment plan agreed to by both parties and the gain will be recognized by the Company as received.

LEMPERT BROTHERS INTERNATIONAL USA, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED SEPTEMBER 30, 2007

SCHEDULE I

LEMPERT BROTHERS INTERNATIONAL USA, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2007

AGGREGATE INDEBTEDNESS:	
Accounts payable, accrued expenses, and other liabilities	$ 591
TOTAL AGGREGATE INDEBTEDNESS	$ 591
NET CAPITAL:	
Capital stock	1,687,664
Retained earnings (deficit)	(1,501,623)
	186,041
ADJUSTMENTS TO NET CAPITAL:	
Furniture & equipment	(17,898)
Loan to affiliate	(26,575)
Haircuts	-
Net capital, as defined	$ 141,568
MINIMUM NET CAPITAL REQUIREMENT	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 136,568
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL	0.42%

LEMPERT BROTHERS INTERNATIONAL USA, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT SEPTEMBER 30, 2007

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED September 30, 2007	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT September 30, 2007
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 211,471	$ (25,430)	$ 186,041
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	79,362	(34,889)	44,473
Haircuts on securities	-	-	-
Total deductions	79,362	(34,889)	44,473
Net capital	$ 132,109	$ 9,459	$ 141,568

SCHEDULE II

LEMPERT BROTHERS INTERNATIONAL USA, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2007

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

LEMPERT BROTHERS INTERNATIONAL USA, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

SEPTEMBER 30, 2007

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

LEMPERT BROTHERS INTERNATIONAL USA, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2007

Lempert Brothers International USA, Inc. is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(ii) as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & SUSSMAN, PLLC

Certified Public Accountants

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910 FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Lempert Brothers International USA, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lempert Brothers International USA, Inc., (the Company), for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Lempert Brothers International USA, Inc. for the year ended September 30, 2007 and this report does not affect our report thereon dated December 21, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
December 21, 2007

END